

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2022

Ann Fox
President, Chief Executive Officer and Director
Nine Energy Service, Inc.
2001 Kirby Drive, Suite 200
Houston, Texas 77019

> **Re: Nine Energy Service, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2022**
> **File No. 333-268999**

Dear Ann Fox:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matt Pacey, Esq.